UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Western Capital Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

957881 10 5
(CUSIP Number)

WCR, LLC
c/o Blackstreet Capital Management, LLC
5425 Wisconsin Avenue, Suite 701
Chevy Chase, MD 20815
Phone: (240) 223-1322

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 2 of 18 Pages

Introduction

This Amendment No. 7 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company ("BCA"), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), Blackstreet Capital Investors, LLC a Delaware limited liability company ("BCI"), and Murry N. Gunty, an individual (collectively, the “Reporting Persons”), who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 6, 2017, filed herewith as Exhibit 99.1, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010, and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing, which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, and by that certain Joinder Agreement, dated July 13, 2015, to the Agreements as to Joint Filing, which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015.

On December 16, 2016, BCM, as the manager of BCAH I, authorized the distribution, without consideration, of 1,686,823 shares of common stock of the Issuer held by BCAH I (the "BCAH I Shares") to the members of BCAH I. Of the BCAH I Shares, BCP2 Alpha received 1,543,182 shares (the "BCP2 Alpha Shares"). BCP2 Alpha then distributed, without consideration, the BCP2 Alpha Shares to its members, including BCP QP. Of the BCP2 Alpha Shares, BCP QP received 1,512,318 shares (the "BCP QP Shares"). BCP QP then immediately distributed, without consideration, all BCP QP Shares to its partners, including BCA II and Mr. Gunty who received 381,677 shares and 15,654 shares, respectively.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		 ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	4,117,510
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	4,117,510
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	4,117,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	43.35%[1]

14	TYPE OF REPORTING PERSON (see instructions)
OO

1 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS BCA 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCA 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	4,117,510
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	4,117,510
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	4,117,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	43.35%[2]

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

2 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 5 of 18 Pages

1			NAME OF REPORTING PERSONS Blackstreet Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		 ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Management, LLC, is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	1,480,693
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	1,480,693
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	1,480,693[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	15.59%[4]
14	TYPE OF REPORTING PERSON (see instructions)
OO

3 Such shares include shares directly owned by BCAH I of which BCM is the manager.

4 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 6 of 18 Pages

1			NAME OF REPORTING PERSONS BC Alpha Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION BC Alpha Holdings I, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	1,480,691
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	1,480,691
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	Common Stock:	1,480,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	15.59%[5]
14	TYPE OF REPORTING PERSON (see instructions)
OO

5 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 7 of 18 Pages

1			NAME OF REPORTING PERSONS Blackstreet Capital Partners (QP) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Partners (QP) II, L.P. is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	0
	8	SHARED VOTING POWER Common Stock		5,598,201
	9	SOLE DISPOSITIVE POWER
		Common Stock:	0
	10	SHARED DISPOSITIVE POWER
		Common Stock:		5,598,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	5,598,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	58.94%[6]
14	TYPE OF REPORTING PERSON (see instructions)
PN, HC

6 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 8 of 18 Pages

1			NAME OF REPORTING PERSONS Blackstreet Capital Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors II, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	667,511
	8	SHARED VOTING POWER Common Stock:	5,598,201
	9	SOLE DISPOSITIVE POWER
		Common Stock:	667,511
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,598,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	6,265,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	65.97%[7]

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

7 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 9 of 18 Pages

1			NAME OF REPORTING PERSONS BCP 2 WCR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION BCP 2 WCR, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSONS BCP2 ALPHA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BCP2 ALPHA, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

14	TYPE OF REPORTING PERSON (see instructions)
OO, HC

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 11 of 18 Pages

1	NAME OF REPORTING PERSONS Blackstreet Capital Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Investors, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	59,143
	8	SHARED VOTING POWER 0	0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	59,143
	10	SHARED DISPOSITIVE POWER
		0	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	59,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	0.62%[8]

14	TYPE OF REPORTING PERSON (see instructions)
OO

8 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016 .

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 12 of 18 Pages

1	NAME OF REPORTING PERSONS Blackstreet Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Blackstreet Capital Advisors, LLC is an entity organized in the State of Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	74,797
	8	SHARED VOTING POWER 0	0
	9	SOLE DISPOSITIVE POWER
		Common Stock:	74,797
	10	SHARED DISPOSITIVE POWER
		0	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	74,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	0.79%[9]

14	TYPE OF REPORTING PERSON (see instructions)
OO

9 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 13 of 18 Pages

1	NAME OF REPORTING PERSONS Murry N. Gunty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Murry N. Gunty is a citizen of the Unites States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
		Common Stock:	847,681
	8	SHARED VOTING POWER Common Stock:	5,598,939
	9	SOLE DISPOSITIVE POWER
		Common Stock:	847,681
	10	SHARED DISPOSITIVE POWER
		Common Stock:	5,598,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	Common Stock:	6,446,620[10]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Common Stock	67.87%[11]

14	TYPE OF REPORTING PERSON (see instructions)
IN

10 The shares for Mr. Gunty include shares directly held by trusts for his children over which Mr. Gunty's spouse and another trustee share voting and dispositive power. Mr. Gunty is not a trustee of the trusts and disclaims beneficial ownership of shares held by his children's trusts.

11 Based on 9,497,860 shares of common stock outstanding as reported in Issuer's Quarterly Report on Form 10-Q, filed November 14, 2016.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 14 of 18 Pages

This filing amends that certain Schedule 13D filed on April 12, 2010, as amended by Amendment No. 1 filed November 5, 2011, Amendment No. 2 filed July 3, 2013, Amendment No. 3 filed October 14, 2014, Amendment No. 4 filed May 4, 2015, Amendment No. 5 filed July 13, 2015 and Amendment No. 6 filed August 10, 2015 (collectively, the “Schedule 13D”), by the Reporting Persons (defined below).

Item 1. Security and Issuer.

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned, relating to the shares of common stock, par value $0.001 per share (the ”Common Stock”), of Western Capital Resources, Inc., a Delaware corporation (formerly, a Minnesota corporation), having its principal executive offices at 11550 “I” Street, Suite 150, Omaha, NE 68137. This Amendment No. 7 amends the Schedule 13D, as amended, as specifically set forth.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)

This Amendment No. 7 to Schedule 13D is being filed with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of WCR, LLC, a Delaware limited liability company (“WCR”), BCP 2 WCR, LLC, a Delaware limited liability company (“BCP 2 WCR”), BCA 2 WCR, LLC, a Delaware limited liability company (“BCA 2 WCR”), Blackstreet Capital Partners (QP) II, L.P., a Delaware limited partnership (“BCP QP”), Blackstreet Capital Advisors, LLC, a Delaware limited liability company ("BCA"), Blackstreet Capital Advisors II, LLC, a Delaware limited liability company (“BCA II”), BC Alpha Holdings I, LLC, a Delaware limited liability company (“BCAH I”), BCP2 Alpha, LLC, a Delaware limited liability company (“BCP2 Alpha”), Blackstreet Capital Management, LLC, a Delaware limited liability company (“BCM”), Blackstreet Capital Investors, LLC, a Delaware limited liability company ("BCI"), and Murry N. Gunty, an individual (collectively, the “Reporting Persons”) who have been or may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons have entered into a Joinder Agreement, dated January 6, 2017, filed herewith as Exhibit 99.1, to those certain Agreements as to Joint Filing Pursuant to Regulation 240.13d-1(K)(1)(iii), dated April 12, 2010, November 3, 2010, and July 3, 2013, as amended by that certain Joinder Agreement to the Agreements as to Joint Filing, which was previously filed with Amendment No. 3 to Schedule 13D filed with the SEC on October 14, 2014, and by that certain Joinder Agreement, dated July 13, 2015, to the Agreements as to Joint Filing, which was previously filed with Amendment No. 5 to Schedule 13D filed with the SEC on July 13, 2015.

(b)	The principal business address for each of the Reporting Persons is 5425 Wisconsin Avenue, Suite 701, Chevy Chase, MD 20815.

(c)

The present principal business of each of WCR, BCAH I, BCP 2 WCR, BCA 2 WCR, BCP QP, BCP2 Alpha, BCM, BCA, BCI and BCA II is that of private partnership or limited liability company engaged in investment in securities for its own account. Mr. Gunty is directly or indirectly the manager of such entities. He exercises investment and voting control over the securities beneficially owned by each of the Reporting Persons.

(d)(e)

With the exception of BCM and Mr. Gunty, and except as described below, during the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In 2016, BCM and Mr. Gunty agreed to consent to an order imposing remedial sanctions and a cease-and- desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action). The SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Exchange Act Section 15(a) and Advisers Act Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder. The Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

(f)

WCR, BCA 2 WCR, BCP 2 WCR, BCP QP, BCAH I, BCM, BCP2 Alpha, BCA, BCI and BCA II are entities organized under the laws of the State of Delaware, and Mr. Gunty is a citizen of the United States of America.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 15 of 18 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

On December 16, 2016, BCM, as the manager of BCAH I, authorized the distribution, without consideration, of 1,686,823 shares of common stock of the Issuer held by BCAH I (the "BCAH I Shares") to the members of BCAH I. Of the BCAH I Shares, BCP2 Alpha received 1,543,182 shares (the "BCP2 Alpha Shares"). BCP2 Alpha then distributed, without consideration, the BCP2 Alpha Shares to its members, including BCP QP. Of the BCP2 Alpha Shares, BCP QP received 1,512,318 shares (the "BCP QP Shares"). BCP QP then immediately distributed, without consideration, all BCP QP Shares to its partners, including BCA II and Mr. Gunty who received 381,677 shares and 15,654 shares, respectively.

Item 4. Purpose of Transaction.

The distributions of BCAH I Shares, BCP2 Alpha Shares and BCP QP Shares were made as part of a periodic distribution of the assets of BCAH I to its members and the other entities to their members and partners, as the case may be. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals consistent with applicable law.

Item 5. Interests in Securities of the Issuer.

Items 5(a), (b) and (c) are amended and restated as follows:

(a)

According to Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, there were 9,497,860 shares of Issuer's Common Stock outstanding as of November 14, 2016. Of such shares, each Reporting Person holds the percentage reported in its respective cover page hereto, and as a group holds 67.87%.

(b)	The voting and dispositive power and beneficial ownership of shares (the "Shares") by each of the Reporting Persons is summarized as follows:

	Sole	Sole	Shared	Shared	Beneficial	Percent
	Voting	Dispositive	Voting	Dispositive	Ownership[14]	of Class
WCR	4,117,510	4,117,510	0	0	4,117,510	43.35%
BCP 2 WCR	0	0	0	0	0	0
BCA 2 WCR	4,117,510	4,117,510	0	0	4,117,510	43.35%
BCP QP	0	0	5,598,201	5,598,201	5,598,201	58.94%
BCA	74,797	74,797	0	0	74,797	0.79%
BCA II	667,511	667,511	5,598,201	5,598,201	6,265,712	65.97%
BCAH I	1,480,691	1,480,691	0	0	1,480,691	15.59%
BCP2 Alpha	0	0	0	0	0	0
BCI	59,143	59,143	0	0	59,143	0.62%
BCM	1,480,693	1,480,693	0	0	1,480,693	15.59%
Murry Gunty	847,681	847,681	5,598,939	5,598,939	6,446,620	67.87%

14 WCR, BCAH I, BCA, BCA II, BCI, BCM and Mr. Gunty directly own the Shares. The Shares may also be deemed to be beneficially owned by each of the entities by virtue of the following relationships: (i) BCP 2 WCR is a member of WCR; (ii) BCP QP is a member of BCP 2 WCR and BCP2 Alpha; (iii) BCA II is the general partner of BCP QP and a member of BCA 2 WCR; (iv) BCP2 Alpha is a member of BCAH I; (v) Mr. Gunty is directly or indirectly the manager of such entities and has voting and dispositive power over all Shares.

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 16 of 18 Pages

(c)	Other than the transactions reported in this Amendment No. 7 to Schedule 13D, there were no transactions executed by any of the Reporting Persons that were effected during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joinder Agreement dated January 6, 2017 to Agreements as to Joint Filing pursuant to Regulation 240.13d-1(k)(1)(iii).

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 6, 2017

WCR, LLC		BCA 2 WCR, LLC
By: BCA 2 WCR, LLC, Manager

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BCP 2 WCR, LLC		BLACKSTREET CAPITAL ADVISORS II, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BC ALPHA HOLDINGS I, LLC		BCP2 ALPHA, LLC
By: BLACKSTREET CAPITAL MANAGEMENT, LLC Manager		By: BLACKSTREET CAPITAL MANAGEMENT, LLC Manager

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

BLACKSTREET CAPITAL PARTNERS (QP) II, L.P.		BLACKSTREET CAPITAL MANAGEMENT, LLC
By: BLACKSTREET CAPITAL ADVISORS II, LLC, its General Partner

		By:	/s/ Murry N. Gunty
By:	/s/ Murry N. Gunty	Murry N. Gunty
Murry N. Gunty, Manager

BLACKSTREET CAPITAL ADVISORS, LLC		BLACKSTREET CAPITAL INVESTORS, LLC

By:	/s/ Murry N. Gunty	By:	/s/ Murry N. Gunty
Murry N. Gunty, Manager		Murry N. Gunty, Manager

/s/ Murry N. Gunty
Murry N. Gunty

CUSIP No. 957881 10 5	SCHEDULE 13D	Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joinder Agreement dated January 6, 2017 to Agreements as to Joint Filing pursuant to Regulation 240.13d-1(k)(1)(iii).